Exhibit (d)(3)

EXECUTION COPY

TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of April 29, 2024, is entered into by and among ONO PHARMACEUTICAL CO., LTD., a Japanese company (kabushiki kaisha) (“Parent”), TOPAZ MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the stockholder of DECIPHERA PHARMACEUTICALS, INC., a Delaware corporation (the “Company”), set forth on Schedule A hereto (the “Stockholder” and together with Parent and Merger Sub, the “Parties” and each, a “Party”). Certain capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, substantially concurrently with the execution of this Agreement, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides for, among other things and in each case upon the terms and subject to the conditions set forth in the Merger Agreement, (a) Merger Sub to commence a cash tender offer to acquire (subject to, among other conditions, the Minimum Condition) all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock” and such tender offer, the “Offer”) at a price per share of Company Common Stock equal to $25.60, net to the seller in cash, without interest (the “Offer Price”), and (b) following the consummation of the Offer, the merger of Merger Sub with and into the Company (the “Merger”), which will be effected under Section 251(h) of the Delaware General Corporation Law (“DGCL”), with the Company surviving the Merger as the surviving corporation and becoming a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) of the number of shares of Company Common Stock set forth on Schedule A hereto (all such shares, together with any additional shares of Company Common Stock of which ownership of record or the power to vote is acquired by the Stockholder prior to the termination of this Agreement, including any shares of Company Common Stock issued upon the exercise of or vesting of, any equity or equity-based awards or other conversion of any convertible securities, the “Subject Shares”); and

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, the Stockholder (solely in the Stockholder’s capacity as a stockholder of the Company) has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO TENDER AND VOTE

1.1. Agreement to Tender. Subject to the terms of the Offer and this Agreement, the Stockholder agrees to tender or cause to be tendered in the Offer all of the Stockholder’s Subject Shares that are shares of Company Common Stock, free and clear of all Encumbrances except for Permitted Encumbrances (as defined below), as promptly as practicable after, but in no event later than ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (and in respect of any Subject Shares that are shares of Company Common Stock acquired on or following the commencement of the Offer, the earlier of (a) two (2) Business Days following such acquisition and (b) the Expiration Time), and the Stockholder shall deliver or cause to be delivered (i) in the case of Subject Shares represented by a certificate, a letter of transmittal with respect to such Subject Shares of the Stockholder complying with the terms of the Offer, together with the certificate(s) representing all such Subject Shares, (ii) in the case of a Book Entry Share, written instructions to the Stockholder’s broker, dealer or other nominee that such Subject Shares be tendered, including a reference to this Agreement, and requesting delivery of an “agent’s message” (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) with respect to such Subject Shares, and (iii) all other documents or instruments, to the extent applicable, required to be delivered pursuant to the terms of the Offer in order to effect the valid tender of the Subject Shares that are shares of Company Common Stock. The Stockholder agrees that, once any of the Stockholder’s Subject Shares are tendered, the Stockholder will not withdraw such Subject Shares from the Offer, unless and until this Agreement shall have been validly terminated in accordance with Section 5.2. For clarity, the Stockholder shall not be required to exercise any unexercised Company Option or Company Warrant or settle any Company RSU or Company PSU held by the Stockholder in order to comply with any provision of this Agreement, but any shares of Company Common Stock of which ownership of record or the power to vote is acquired by the Stockholder from the exercise of any Company Option or Company Warrant or the settlement of any Company RSU or Company PSU during the term of this Agreement shall immediately, upon such exercise or settlement, become subject to this Agreement.

1.2. Agreement to Vote. Subject to the terms of this Agreement, the Stockholder hereby irrevocably agrees with the Company, and only with the Company, that, during the time this Agreement is in effect, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, the Stockholder shall, in each case to the fullest extent that the Stockholder’s Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to all of its Subject Shares (i) in favor of any matters reasonably necessary or presented or proposed for the Transactions to be timely consummated, (ii) against any action, agreement or transaction that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement or (B) result in any of the conditions set forth in Article 7 or Annex I of the Merger Agreement not being timely satisfied; (iii) against any change in the Company Board (unless such proposed change in the Company Board was proposed by the Company Board and is not in connection with or in support of any actual or potential Acquisition Proposal); and (iv) against any Acquisition Proposal or any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to materially impede, materially interfere with, materially delay, materially postpone, materially and adversely affect or prevent the consummation of the Offer or the Merger or the other Transactions. Except as expressly set forth in this Section 1.2, nothing in this Agreement shall limit the right of the Stockholder to vote in favor of, against or abstain with respect to any matter presented from time to time to the stockholders of the Company.

1.3. Conditional Irrevocable Proxy. Each Stockholder hereby irrevocably appoints Parent (and any Person or Persons designated by Parent) as its attorney-in-fact and proxy with full power of substitution and resubstitution, to the full extent of the Stockholder’s voting rights with respect to all of the Stockholder’s Subject Shares (which proxy is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder) and which appointment is coupled with an interest, including for purposes of Section 212 of the DGCL) to vote (or issue instructions to the record holder to vote), and to execute (or issue instructions to the record holder to execute) written consents with respect to, all the Stockholder’s Subject Shares solely on the matters described in, and in accordance with the provisions of Section 1.2, if, and only if, the Stockholder fails to comply with the provisions of Section 1.2 (such proxy, the “Conditional Proxy”). The Conditional Proxy is given to secure the obligations of the Stockholder under Section 1.2, and in consideration of and as an additional inducement of Parent and Merger Sub to enter into the Merger Agreement. The Conditional Proxy shall automatically and without further action be revoked, terminated and of no further force or effect, immediately upon the valid termination of this Agreement in accordance with Section 5.2. Parent may terminate the Conditional Proxy with respect to a Stockholder at any time in its sole and absolute discretion by written notice provided to the Stockholder. The Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the Conditional Proxy contained herein and hereby revokes any proxy previously granted by the Stockholder with respect to its Subject Shares that covers matters addressed by this Agreement. Except as expressly set forth herein, Parent and Merger Sub acknowledge (a) that the Conditional Proxy granted hereby shall not be effective for any other purpose, and (b) such Conditional Proxy shall not limit the rights of the Stockholder to vote or exercise their or its rights to consent in favor of or against, or abstain with respect to, any matter presented from time to time to the Company’s stockholders that is not subject to the Conditional Proxy granted to Parent in respect of the Subject Shares pursuant to this Section 1.3.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Parent and Merger Sub as follows:

2.1. Authorization; Binding Agreement. If the Stockholder is not an individual, the Stockholder is duly organized and validly existing in good standing under the laws of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within the Stockholder’s entity powers and have been duly authorized by all necessary entity actions on the part of the Stockholder, and the Stockholder has full power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. If the Stockholder is an individual, the Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the other

Parties, constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

2.2. Non-Contravention. None of the execution and delivery of this Agreement by the Stockholder, the performance of the transactions contemplated hereby or the consummation by the Stockholder with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of the Stockholder, if the Stockholder is not an individual, (b) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any Contract or other legally binding instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of its assets may be bound, (c) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Encumbrance on any assets (including the Subject Shares) of the Stockholder (other than one created by Parent or Merger Sub), or (d) violate any Law applicable to the Stockholder or by which any of the assets of the Stockholder (including the Subject Shares) are bound, except as would not, in the case of each of clauses (b), (c) and (d), reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to timely perform its obligations under this Agreement. Other than the filings and reports pursuant to and in compliance with the Exchange Act, no filings, notifications, approvals or other consents are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Entity in connection with the execution, delivery and performance by the Stockholder of this Agreement.

2.3. Ownership of Subject Shares; Total Shares. As of the date hereof, the Stockholder is and (except with respect to any Subject Shares Transferred in accordance with Section 4.1 or accepted for payment pursuant to the Offer) at all times during the term of this Agreement will be, the sole record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all the Stockholder’s Subject Shares and has good and marketable title to all such Subject Shares free and clear of any Encumbrance, except for (a) any such Encumbrance that may be imposed pursuant to this Agreement or any Organizational Documents of the Company, (b) if the Stockholder is a party thereto, the Second Amended and Restated Investor’s Rights Agreement dated as of May 26, 2017, by and among Deciphera Pharmaceuticals, LLC and the investors signatory thereto, and/or the Deciphera Pharmaceuticals, Inc. Registration Rights Agreement, dated as of September 27, 2017, by and among the Company and the investors signatory thereto, and (c) transfer restrictions of general applicability as may be provided under the Securities Act, or any other United States or federal or state securities laws and the rules and regulations promulgated thereunder (collectively, “Permitted Encumbrances”). The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the shares of “voting stock” of the Company of which the Stockholder is the owner as of the time that the Company Board approved the Merger Agreement. Without limiting the foregoing, as of the date hereof, other than the Subject Shares listed on Schedule A opposite the Stockholder’s name (including any Company Options, Company Warrants, Company RSUs or Company PSUs), the Stockholder does not own beneficially or of record, and does not have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any shares of Company Common Stock (or any securities convertible into or exercisable or exchangeable or redeemable for shares of Company Common Stock) or any interest therein.

2.4. Voting Power. The Stockholder has full voting power with respect to all the Stockholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Stockholder’s Subject Shares. None of the Stockholder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder. The Stockholder has not entered into any Contract that is inconsistent with, or would in any way restrict, limit or interfere with, the performance of the Stockholder’s obligations hereunder in any material respect.

2.5. Reliance. The Stockholder has been represented by or had the opportunity to be represented by independent counsel of its own choosing and has had the right and opportunity to consult with its attorney, and to the extent, if any, that the Stockholder desired, the Stockholder availed itself of such right and opportunity and the Stockholder is competent to execute this Agreement. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.6. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no Legal Proceeding pending against, or, to the actual knowledge of the Stockholder, threatened in writing against the Stockholder or any of the Stockholder’s assets (including the Subject Shares) before or by any Governmental Entity that would reasonably be expected to prevent or materially delay or impair the consummation by the Stockholder of the transactions contemplated by this Agreement or otherwise materially impair the Stockholder’s ability to perform its obligations hereunder.

2.7. Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission from the Company in connection with the transactions contemplated hereby based upon arrangements made by the Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Stockholder as follows:

3.1. Organization and Qualification. Each of Parent and Merger Sub is a corporation or other Entity duly organized, validly existing and in good standing (if recognized in the applicable jurisdiction of organization) under the laws of its jurisdiction of organization and has all necessary power and authority to (a) conduct its business in the manner in which its business is currently being conducted; and (b) own and use its assets in the manner in which its assets are currently owned and used, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub’s ability to timely perform its obligations under this Agreement. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Encumbrances, except for transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

3.2. Authority for this Agreement. Each of Parent and Merger Sub has the corporate power and authority, and has taken all corporate action necessary, to execute and deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub have been duly and validly authorized by all necessary entity action on the part of each of Parent and Merger Sub, and no other entity proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

3.3. Non-Contravention. None of the execution and delivery by each of Parent and Merger Sub of this Agreement, the performance by each of Parent and Merger Sub of its obligations hereunder or the consummation by each of Parent and Merger Sub of the transactions contemplated hereby will (a) result in a violation or breach of any agreement to which each of Parent and Merger Sub is a party or by which each of Parent and Merger Sub may be bound, (b) violate any Law or Order applicable to each of Parent and Merger Sub or (c) violate the Organizational Documents of each of Parent and Merger Sub, except as would not, in the case of each of clauses (a) and (b), reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub’s ability to perform its obligations under this Agreement.

3.4. Absence of Litigation. With respect to each of Parent and Merger Sub, as of the date hereof, there is no Legal Proceeding pending against, or, to the actual knowledge of Parent or Merger Sub, threatened in writing against Parent or Merger Sub before or by any Governmental Entity that would reasonably be expected to prevent or materially delay or impair the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement or otherwise materially impair the ability of Parent or Merger Sub to perform its obligations hereunder.

ARTICLE IV

ADDITIONAL COVENANTS OF THE STOCKHOLDER

The Stockholder hereby covenants and agrees that until the valid termination of this Agreement in accordance with Section 5.2:

4.1. No Transfer; No Inconsistent Arrangements.

(a) Except as provided hereunder or under the Merger Agreement, from and after the date hereof and until this Agreement is validly terminated in accordance with Section 5.2, the Stockholder shall not, directly or indirectly, without the prior written consent of Parent, (i) create or permit to exist any Encumbrance, other than Permitted Encumbrances, on any of the Stockholder’s Subject Shares, (ii) transfer, sell, assign, gift, hedge, lend, pledge or otherwise dispose of (including by sale or merger, by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise), either voluntarily or involuntarily, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any Contract with respect to any Transfer of the Stockholder’s Subject Shares or any interest therein, (iv) subject to the Conditional Proxy granted under Section 1.3, grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of the Stockholder’s Subject Shares (except for a proxy provided to management of the Company not in violation of Section 1.3 and customary arrangements with the Stockholder’s prime broker and/or custodian), (v) deposit or permit the deposit of any of the Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Stockholder’s Subject Shares (except for customary arrangements with the Stockholder’s prime broker and/or custodian), (vii) enter into any Contract or otherwise take any other action that is inconsistent with, or would restrict, limit or interfere with the performance of, the Stockholder’s obligations hereunder in any material respect or otherwise make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or (viii) knowingly approve or consent to any of the forgoing. Any action taken in violation of the foregoing shall be null and void ab initio. If any involuntary Transfer of any of the Stockholder’s Subject Shares in the Company shall occur (including, but not limited to, a sale by the Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement in accordance with Section 5.2.

(b) Notwithstanding the foregoing, (i) the Stockholder, if the Stockholder is an individual, may Transfer its Subject Shares (A) to any member of the Stockholder’s immediate family, (B) to a trust for the sole benefit of the Stockholder or any member of the Stockholder’s immediate family, the sole trustees of which are the Stockholder or any member of the Stockholder’s immediate family (or any similar Transfer for estate planning purposes), (C) by will or under the laws of intestacy upon the death of the Stockholder, (D) to any charitable organization, (E) by effecting a “net exercise” of a Company Option or a “net settlement” of a Company RSU or Company PSU in which the Company holds back shares of Company Common Stock otherwise issuable either to pay the exercise price upon the exercise of a Company Option and/or to satisfy the Stockholder’s tax withholding obligation upon the exercise of a Company Option or settlement of a Company RSU or Company PSU, or (F) in connection with a broker-assisted sale in the open market with respect to (x) the cashless exercise of a Company Option expiring during the term of this Agreement or (y) exercise of a Company Option or settlement or vesting of a Company RSU or Company PSU, in each case either to pay the exercise price upon the exercise of a Company Option and/or to satisfy the Stockholder’s tax withholding obligation upon the exercise of a Company Option or settlement of a Company RSU or Company PSU and (ii) the Stockholder, if

the Stockholder is an entity, may Transfer its Subject Shares to any Affiliate of the Stockholder or to one or more partners or members of the Stockholder; provided, that a Transfer referred to in this Section 4.1 shall be permitted only if (x) all of the representations and warranties in this Agreement with respect to the Stockholder would be true and correct in all material respects upon the completion of such Transfer and (y) the transferee, prior to any such Transfer, executes and delivers to Parent and Merger Sub a counterpart to this Agreement pursuant to which such transferee shall be bound by all of the terms and provisions of this Agreement and agree and acknowledge that such Person shall constitute a “Stockholder” for all purposes of this Agreement.

4.2. No Exercise of Appraisal Rights. The Stockholder forever and irrevocably and unconditionally waives and agrees not to exercise, assert or perfect, or attempt to exercise, assert or perfect, any appraisal rights in respect of the Stockholder’s Subject Shares that may arise in connection with the Offer and the Merger.

4.3. Documentation and Information. The Stockholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent, except and to the extent as may be required by applicable Law (including the filing of a Schedule 13D with the SEC which may include this Agreement as an exhibit thereto, and provided that, except for any such Schedule 13D, reasonable notice of any such disclosure will be provided to Parent to the extent permitted by applicable Law). The Stockholder consents to and hereby authorizes Parent and Merger Sub (and, if applicable, the Company) to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or Merger Sub (or, if applicable, the Company) reasonably determines to be necessary in connection with the Offer, the Merger and any Transactions, the Stockholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of the Stockholder’s commitments and obligations under this Agreement (provided that the Stockholder shall have a reasonable opportunity to review and approve that portion of any disclosure that identifies the Stockholder by name prior to any such filing, such approval not to be unreasonably withheld, conditioned or delayed), and the Stockholder acknowledges that Parent and Merger Sub (or, if applicable, the Company) may file this Agreement or a form hereof with the SEC or any other Governmental Entity, subject to redaction of the Stockholder’s contact information included on Schedule A. The Stockholder agrees to promptly give Parent any information it may reasonably request for the preparation of any such disclosure documents, and the Stockholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

4.4. Adjustments. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities and the term “Subject Shares” shall be deemed to refer to and include such securities.

4.5. Waiver of Certain Actions. The Stockholder hereby agrees not to commence or participate in, assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Legal Proceeding, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or their affiliates and each of their successors and assigns and their respective directors and officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Acceptance Time or the Closing), except to enforce the terms thereof or (b) alleging a breach of any duty of the Company Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

4.6. No Solicitation. The Stockholder (in its capacity as a stockholder of the Company) shall not, and shall cause its controlled Affiliates and its and their respective representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage the submission or announcement of any Acquisition Proposal or Acquisition Inquiry, (b) furnish any non-public information regarding the Company to any Person for the purpose of encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry, or (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry. The Stockholder shall, and shall direct its controlled Affiliates and its and their respective representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Acquisition Proposal or Acquisition Inquiry, in each case except as expressly permitted by Section 2.3 and Section 6.2 of the Merger Agreement and subject to the covenants, restrictions and obligations set forth therein. It is understood that this Agreement limits the rights of the Stockholder only to the extent that the Stockholder is acting in such capacity, and nothing herein shall be construed as limiting or restricting the Stockholder in its capacity as a director or officer of the Company or any designee of the Stockholder who is a director or officer of the Company from acting in such capacity or voting in such Person’s sole discretion on any matter, including complying with or exercising the Stockholder’s (or such designee of the Stockholder’s who is a director or officer of the Company) fiduciary duties as a member of the Company Board. No action taken solely in the Stockholder’s capacity as a director or officer of the Company shall be deemed to constitute a breach of this Agreement; it being further understood that, notwithstanding anything to the contrary provided in this Agreement, the Stockholder or any of its Affiliates or representatives may participate in any discussions or negotiations with respect to a possible tender and support, voting or similar agreement in connection with an Acquisition Proposal in the event that the Company is permitted to engage in discussions or negotiations with respect to such Acquisition Proposal under the terms of the Merger Agreement.

ARTICLE V

MISCELLANEOUS

5.1. Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date delivered or sent if delivered in person or sent by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), (b) on the third (3rd) Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by nationally recognized overnight courier, or (d) when sent if sent by email to the Party to be notified if received prior to 5:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; provided, however, that notice given by email shall not be effective unless (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 5.1 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 5.1; in each case as follows:

(i) if to Parent or Merger Sub:

Ono Pharmaceutical Co., Ltd.

8-2, Kyutaromachi 1-chome

Chuo-ku, Osaka 541-8564

Attention: Masayuki Tanigawa

Email: tanigawa@ono-pharma.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, New York 10017

Attention: Michael D. Helsel

Email: helselm@gtlaw.com

and

Greenberg Traurig, LLP

2101 L Street, N.W.

Suite 1000

Washington, D.C. 20037

Attention: Chia-Feng Lu

Email: chiafeng.lu@gtlaw.com

(ii) if to the Stockholder, to the address or email address set forth for the Stockholder on Schedule A hereto.

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02110

Attention:  Stuart M. Cable

   Lisa R. Haddad

   James Ding

Email:   scable@goodwinlaw.com

   lhaddad@goodwinlaw.com

   jding@goodwinlaw.com

5.2. Termination. This Agreement shall terminate automatically with respect to the Stockholder, without any notice or other action by any Person, upon the earliest of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any modification or amendment to the Merger Agreement or the Offer without the Stockholder’s prior written consent that (i) decreases the Offer Price, (ii) changes the form of consideration payable to the Stockholder pursuant to the terms of the Merger Agreement, or (iii) extends the End Date or imposes any additional conditions or obligations that would reasonably be expected to prevent or materially impede the consummation of the Transactions, or (d) the mutual written consent of Parent and the Stockholder. In addition, upon a Change in Recommendation of the Company Board under and in compliance with the Merger Agreement, the provisions set forth in Article I of this Agreement shall not apply for so long as such Change in Recommendation shall remain in effect; provided, however, that if the Company Board withdraws such Change in Recommendation and recommends that the stockholders of the Company accept the Offer, tender their shares of Company Common Stock in the Offer and, to the extent required under applicable Law, approve the Merger and adopt the Merger Agreement (a “Renewed Recommendation”), the provisions set forth in Article I of this Agreement shall thereafter remain in full force and effect for so long as such Renewed Recommendation remains in effect. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 5.2 shall relieve any Party from liability for the Willful and Material Breach of this Agreement prior to termination hereof and (ii) the provisions of this Article V shall survive any valid termination of this Agreement in accordance with this Section 5.2.

5.3. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Stockholder, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if it is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

5.4. Expenses. All fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

5.5. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be null and void ab initio.

5.6. Entire Agreement; Counterparts. This Agreement, together with Schedule A, and the other documents and certificates delivered pursuant hereto, constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof. This Agreement may be executed in one or more counterparts, including by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

5.7. Enforcement of the Agreement.

(a) The Stockholder agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Stockholder does not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Stockholder acknowledges and agrees that (i) Parent and Merger Sub shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 5.8(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of this Agreement and the transactions contemplated hereby and without that right, the Parties would not have entered into this Agreement. The Stockholder agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Stockholder acknowledges and agrees that, in seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.7, Parent and Merger Sub shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) The Stockholder acknowledges and agrees that time is of the essence and that the Parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms (but subject to any time period allotted for such performance by such terms). It is accordingly agreed that, as to any Legal Proceedings in which Parent or Merger Sub seeks specific performance or other equitable relief pursuant to Section 5.7(a), the Stockholder shall use its commercially reasonable efforts to seek an expedited schedule for such proceedings and shall not oppose Parent’s or Merger Sub’s request for expedited proceedings.

5.8. Jurisdiction; Waiver of Jury Trial.

(a) In any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, each Party (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in

Wilmington, Delaware (collectively, the “Delaware Courts”), (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the Transactions in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto. Each Party agrees that notice or the service of process in any action or proceeding arising out of or relating to this Agreement or the Transactions shall be properly served or delivered if delivered in the manner contemplated by Section 5.1. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final court judgment.

(b) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 5.8(b).

5.9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

5.10. Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and their permitted assigns) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Company shall be deemed to be a third-party beneficiary of the Stockholders’ obligations under Section 1.2 and Section 4.1 and shall be entitled to enforce the terms of this Agreement in respect thereto as if it were a party hereto.

5.11. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

5.12. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” and the phrase “to the extent” means the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.” The word “will” shall be construed to have the same meaning as the word “shall”.

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Schedules” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits, Schedules or Annexes to this Agreement.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) All references to “cash,” “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

(g) Unless indicated otherwise, (i) any action required to be taken by or on a day or Business Day may be taken until 11:59 p.m., Eastern Time, on such day or Business Day, (ii) all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”, (iii) all days, Business Days, times and time periods contemplated by this Agreement will be determined by reference to Eastern Time, and (iv) whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(h) As used in this Agreement, “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

5.13. Further Assurances. Upon the reasonable request of Parent, the Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, to perform its obligations under this Agreement.

5.14. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not, if applicable, in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall in any way restrict a Stockholder that is director or officer of the Company or any director or officer of the Company that is affiliated with the Stockholder in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company if such action (or failure to act) would be inconsistent with the exercise of his or her fiduciary duties as a director or officer of the Company.

5.15. Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

5.16. Stockholder Liability. Parent and Merger Sub agree that the Stockholder will not be liable for claims, losses, damages, liabilities or other obligations of, or incurred by, the Company resulting from the Company’s breach of the Merger Agreement except to the extent that breach of the Stockholder’s obligations hereunder was also involved in such breach by the Company.

5.17. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares of Company Common Stock, except as otherwise provided herein.

5.18. Change in Subject Shares. The Stockholder agrees to promptly, and in no event later than within two (2) Business Days, notify Parent of any acquisition of Subject Shares (including from the exercise or settlement, as applicable, of Company Options, Company Warrants, Company RSUs and Company PSUs) and the number of such Subject Shares. Upon any such acquisition of Subject Shares, Schedule A shall be deemed updated accordingly without any further action by any Party hereto.

5.19. No Agreement Until Executed. This Agreement shall not be effective unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

[Signature Pages Follow]

The Parties have caused this Agreement to be executed as of the date first above written.

ONO PHARMACEUTICAL CO., LTD.,
a Japanese company (kabushiki kaisha)

By:	/s/ Gyo Sagara
Name:	Gyo Sagara
Title:	Representative Director, Chairperson of the Board and Chief Executive Officer

TOPAZ MERGER SUB, INC.
a Delaware corporation

By:	/s/ Masayuki Tanigawa
Name:	Masayuki Tanigawa
Title:	President

BRIGHTSTAR ASSOCIATES LLC
a Missouri limited liability company

By:	/s/ Greg A. Hamilton
Name:	Greg A. Hamilton
Title:	President

[Signature Page to Tender and Support Agreement]

Schedule A

Name of Stockholder	Number of Company Common Stock	Number of Company Preferred Stock	Number of Company Options	Number of Company Warrants	Number of Company RSUs	Number of Company PSUs	Address and email address for purposes of Section 5.1
Brightstar Associates LLC	23,107,844	0	0	0	0	0

Address: [Omitted]

Email: [Omitted]

with a copy (which shall not constitute notice) to:

Latham & Watkins, LLP

140 Scott Dr, Menlo Park, CA 94025

Attention: Anthony J. Richmond and Mark M. Bekheit

Email: tony.richmond@lw.com;

mark.bekheit@lw.com

[Schedule A to Tender and Support Agreement]